Exhibit 99.4

ElectraMeccanica Vehicles Corp. 102 East 1st Avenue Vancouver, BC, Canada V5T 1A4 1-604-428-7656 (SOLO) www.electrameccanica.com

June 23, 2021	Delivered and via email to huxy@zongshen.cn
2021年6月23日	由专人递送并发送至电子邮件

Chongqing Zongshen Automobile Industry Co., Ltd.

重庆宗申机车工业制造有限公司

Zongshen Industrial Zone, Chaoyouchang, Banan District 400054, Chongqing, China
中国重庆市巴南区炒油场宗申工业园，邮编：400054

Attention: Mr. Xuan Yuan Hu, Chief Executive Office
收件人：首席执行官胡显源先生

Dear Mr. Hu,
尊敬的胡先生：

Re:
主题：

Manufacturing Agreement as between
Electrameccanica Vehicles Corp. and Chongqing Zongshen Automobile Industry Co., Ltd.公司与重庆宗申机车工业制造有限公司签署的制造协议

Extension of Manufacturing Agreement
制造协议展期

Electrameccanica Vehicles Corp. (“we” or the “Company”) is very pleased to be writing to Chongqing Zongshen Automobile Industry Co., Ltd. (“Zongshen” or the “Manufacturer”) in order to express our sincerest appreciation for our ongoing and successful relationship as governed, in part, by that certain Manufacturing Agreement, dated October 2017, as entered into by us (the “Manufacturing Agreement”).

Electrameccanica Vehicles Corp. 公司（以下简称“我方”或“我公司”）很高兴致函重庆宗申机车工业制造有限公司（以下简称“宗申”或“制造商”），表达我方对我们双方之间基于2017年10月签订的《制造协议》建立的持续和成功的合作关系的最诚挚的谢意。

As set forth in the Manufacturing Agreement (section 8.1), we note that it has an initial term of four years with automatic one-year renewal periods. Due to our valuable and ongoing relationship, due to the recent and very productive additional product design and engineering work performed by Zongshen for our Company, we wish to provide Zongshen a one-time compensation payment of RMB ¥10,000,000 (the “Extension Payment”) in order to both extend the current term of the Manufacturing Agreement for a further three years and to seek certain clarifications under the same for our mutual benefit (collectively, this “Amendment” herein).

根据《制造协议》（第8.1条）的规定，该协议的初始期限为四年，到期后自动展期一年。鉴于我们双方之间宝贵且持续的合作关系，以及宗申最近针对我公司开展的非常有成效的附加产品设计和工程工作，我方愿意向宗申一次性补偿1000万元人民币（“展期款项”），以将《制造协议》的当前期限展期三年并且出于我们双方的共同利益，我方特此请宗申对该协议下的某些条款进行澄清（以下统称本“修正案”）。

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For the purposes of our mutual understanding, we confirm that any capitalized terms not otherwise herein defined shall have the meaning ascribed to them in the Manufacturing Agreement. Corresponding, and in order to provide for our better and collective understanding, the parties have herein agreed to clarify the following duties and obligations of the parties in relation to the Manufacturing Agreement, and accordingly, the following sections of the Manufacturing Agreement are hereby either revised or deleted in their entirety with the following sections of this Amendment being substituted therefore:

为便于我们双方共同理解，我方确认：除本函件另有定义外，所有英文文本中以大写形式表示的术语均具有《制造协议》中所赋予之含义。为便于我们双方取得更好的共同理解，双方在此同意对各自在《制造协议》下的以下责任和义务做出澄清。因此，《制造协议》中的以下条款将被全部修订或删除，替换为以下修正案条款：

Section 1 Definitions. The definition of “Territory” under section 1 of the Manufacturing Agreement is hereby deleted in its entirety with the following being substituted in its stead:

第1节 定义。特此删除第1节中对于“区域”的全部定义并由以下代替：

“Territory” shall be defined as the People’s Republic of China (the “PRC”), Hong Kong, Macao, Taiwan, Brunei, Indonesia, Laos, Malaysia, Myanmar, the Philippines, Singapore, Thailand, Vietnam and, if permitted, Russia.

“区域”应定义为中华人民共和国（缩写“PRC”），香港，澳门，台湾，文莱，印度尼西亚，老挝，马来西亚，缅甸，菲律宾，新加坡，泰国，越南及，如果允许，俄罗斯。

Section 1 Definitions. The definition of “Further Territory” is added under section 1 of the Manufacturing Agreement as follows:

第1节定义。在制造协议第一节增加了“延展区域”的如下定义：

“Further Territory” shall be defined as all 27 countries currently comprising the European Union: consisting of Austria, Belgium, Bulgaria, Croatia, Cyprus, Czechia, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden.

“延展区域”应定义为目前组成欧盟的所有 个国家：包括奥地利、比利时、保加利亚、克罗地亚、塞浦路斯、捷克、丹麦、爱沙尼亚、芬兰、法国、德国、希腊、匈牙利、爱尔兰、意大利、拉脱维亚 、立陶宛、卢森堡、马耳他、荷兰、波兰、葡萄牙、罗马尼亚、斯洛伐克、斯洛文尼亚、西班牙和瑞典。

Section 2.1 Manufacturing License of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

特此删除《制造协议》第 2.1 节《制造许可证》的全部内容，并以以下部分代替：

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Exclusive License to Manufacture for the Territory during the Term and any renewal thereof. Subject to the terms of this Agreement, and subject to the Manufacturer meeting EMV’s requirements for quality, price and lead-time, EMV grants to the Manufacturer, and the Manufacturer accepts, an exclusive, non-transferable (without the right to sublicense) and royalty-free license, in accordance with EMV’s Proprietary Rights in the Territory, during the Term (as hereinafter defined) and any renewal of this Agreement, to manufacture the Products only in the Territory; provided that such manufacturing is at the Manufacturer’s own cost for the purchase of the components of each Purchase Order as well as the assembling cost for finished products in accordance with the terms of this Agreement (the “License to Manufacture”).

在授权区域和合约期内及续约期间，向制造商授予独家许可。 根据本协议的条款，并在制造商满足EMV对质量、价格和交货时间的要求的前提下，EMV在该区域内授予制造商（且制造商接受）独家、不可转让（无再许可权）的专有权利，在协议期限（见后文定义）及协议的续约期内的区域内生产产品； 前提是，根据本协议（“制造许可”）的条款，每个采购订单的零部件采购成本以及成品的制造成本由制造商自行承担。

Exclusive License to use the Specifications and the EMV Firmware for the Territory during the Term and any renewal thereof. Subject to the terms of this Agreement, and subject to the Manufacturer meeting EMV’s requirements for quality, price and lead-time, EMV hereby also grants the Manufacturer an exclusive, non-transferable (without the right to sublicense) and royalty-free license, in accordance with EMV’s Proprietary Rights in the Territory, during the Term and any renewal of this Agreement, to use the Specifications and to copy the EMV firmware as may be provided by EMV from time to time to the Manufacturer for the sole purpose of manufacturing the Products to fulfil Purchase Orders provided by EMV to the Manufacturer at each EMV-approved Manufacturer manufacturing facility in accordance with the terms of this Agreement (the “License to the Specifications and EMV Firmware”).

在授权区域和合约期内及续约期间，授予该产品规格和EMV固件的独家许可。 根据本协议的条款，并在制造商满足 EMV 对质量、价格和交货时间的要求的前提下，EMV 在此还授予制造商独家、不可转让（无再许可权）的专有权利， 根据 EMV 在该地区的所有权，在本协议的期限内和续约期间，使用EMV可能陆续提供给制造商的产品规格及复制EMV的固件，其唯一目的是为了满足根据本协议的条款，在每个经EMV 批准的制造商的生产设备上制造采购订单的产品的需要（“产品规格和EMV 固件的许可”）。

Other terms of the License to Manufacture and the License to the Specifications and EMV Firmware for the Territory. Unless otherwise agreed by the parties, during the Term and any renewal of this Agreement:

授权区域内的制造许可的其他条款，以及产品规格和EMV固件的许可。 除非双方另有约定，在本协议有效期和任何续约期间：

(a)	Maintain Licenses - the parties hereby agree not to directly or indirectly do anything that might impair, jeopardize, violate, infringe, dilute, depreciate, prejudice, derogate from, tarnish or disparage either of the within License to Manufacture or License to the Specifications and EMV Firmware under any circumstances;

维护许可——双方特此同意任何情况下不直接或间接地做任何可能损害、危害、违反、侵犯、淡化、贬低、损害、减损、玷污或贬低制造许可、产品规格和EMV固件许可的任何事情；

(b)	Only facility in PRC – other than as provided in clause (d) below, the current facilities of the Manufacturer shall be the only manufacturing factory for all Products produced in the PRC under the License to Manufacturer and the License to the Specifications and EMV Firmware;

中国的唯一设施——除下文 (d) 条规定外，制造商的现有设施，根据制造商 许可证以及产品规格和EMV固件的许可，应是在中国生产所有产品的 唯一制造工厂；

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(c)	Other facilities - EMV and its related parties shall not set up other manufacturing plants in the PRC with any third parties without Zongshen’s prior written consent; and

其他设施——未经宗申事先书面同意，EMV及其关联方不得与任何第三方在 中国设立其他制造工厂；

(d)	Right of first refusal for other facilities - Zongshen shall have a right of first refusal to participate in the development and financing by EMV and its related parties of any manufacturing plant in the Territory outside of the PRC.

其他设施的优先取舍权 - 宗申拥有参与 EMV 及其关联方在中国境外的 任何制造工厂的新建和融资的优先取舍权。

Right to Manufacture and deliver Products for the Further Territory during the Term. Subject to the terms of this Agreement, and subject to the Manufacturer meeting EMV’s requirements for quality, price and lead-time on a competitive basis, EMV grants to the Manufacturer, and the Manufacturer accepts, an exclusive, non-transferable and royalty-free right, in accordance with all of EMV’s Proprietary Rights in the Further Territory, during the Term of this Agreement, to provide EMV with commercially reasonable competitive quote(s) to manufacture and deliver Products from its current manufacturing plant in the PRC as are necessary to fulfil Purchase Orders for Products made by EMV for any country in the Further Territory (the “Right to Manufacture”); provided, however, that such Right to Manufacture shall only exist if there is no other manufacturing plant in the Further Territory able to fulfill such Purchase Orders and, furthermore, that such manufacturing is at the Manufacturer’s own cost for the purchase of the components of each Purchase Order as well as the assembling cost for finished products in accordance with the terms of this Agreement.

在合约期限内为延展区域制造和交付产品的权利。 根据本协议的条款，制造商在提供有竞争力的，能够满足EMV对质量、价格和交货周期的要求的基础上，EMV授予制造商，（且制造商接受）独家、不可转让的专有权利；在本协议有效期内，根据 EMV 在延展区域的所有专有权利， 向 EMV 提供商业上合理的有竞争力的报价，以从其目前在中国的制造工厂制造和交付产品，以满足EMV为延展区域内的国家的采购订单制造产品的需要（“制造权”）；但仅当延展区域内没有其它制造工厂能够履行此类采购订单的情况下，才存在此类制造权，此外，根据本协议的条款，由制造商自行承担零部件的采购成本以及成品的制造成本。

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Non-exclusive Right to Sell and Distribute for outside the Territory and the Further Territory during the Term. Subject to the terms of this Agreement, and subject to the Manufacturer meeting EMV’s requirements for quality, price and lead-time on a commercially reasonable competitive basis, EMV grants to the Manufacturer a non-exclusive, non-transferable and royalty-free right, in accordance with EMV’s Proprietary Rights in the Territory, during the Term of this Agreement, to sell and distribute the Products outside of the Territory and the Further Territory (the “Non-exclusive Right to Sell and Distribute”). In this respect Zongshen acknowledges and agrees that the Non-exclusive Right to Sell and Distribute will at all times remain subject to the following limitations:

在合约规定的授权区域和延展区域内，销售和分销的非独家授权。

根据本协议的条款，制造商在提供商业上合理的有竞争力的，能够满足EMV对质量、价格和交货周期的要求的基础上，EMV授予制造商非独家、不可转让的专有权利，在本协议有效期内，根据EMV的授权，可以在授权区域以外和延展区域上销售和分销产品（“非独家销售和分销权利”）。 在这方面，宗申承认并同意，非独家的销售和分销权将始终受到以下限制：

(a)	No Modification or Reverse Engineering – Zongshen will not directly or indirectly modify, or in any way alter (excluding configuration expressly permitted) the whole or any part of the EMV Specifications or EMV Firmware, nor will Zongshen decompile, disassemble, reconstruct, decrypt, reverse assemble, reverse engineer or make derivative works based on the whole or any part of the EMV Specifications or EMV Firmware;

不得修改或逆向工程——宗申不会直接或间接修改或以任何方式更改（明确允许的配置除外）全部或任何部分 EMV 参数规范或 EMV 固件，宗申也不会反编译、反汇编、重构、解密、逆向 基于 EMV 规范或 EMV 固件的全部或任何部分组装、逆向工程或制作衍生作品；

(b)	Limited Use—Except as permitted by EMV, Zongshen will not directly or indirectly license, sublicense, transfer, assign, or otherwise commercially exploit the EMV Specifications or EMV Firmware technology in any way except as permitted by EMV; and

限制使用——除非 EMV 允许，宗申不会以任何方式直接或间接许可、再许可、转让、转让或以其他方式商业利用 EMV 参数规范或 EMV 固件技术，除非 EMV 允许；

(c)	Distribution Agreements - Zongshen will ensure that any distribution arrangement is at least as protective of the EMV Specifications or EMV Firmware as this Agreement.

分销协议 - 宗申将确保任何分销措施至少像本协议一样保护 EMV 参数规范或 EMV 固件。

Section 3.4 Target Purchase Volume of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

全部删除第3.4条“制造协议的目标采购量”，并替换为以下条款

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“3.4 Target Annual Purchase Volume

“3.4年目标采购量

Under this Agreement, and subject to the Manufacturer meeting EMV’s requirements for quality, price, configuration and lead-time, and being granted the manufacturing license hereunder, the parties will, on an annual basis, use their reasonable commercial efforts to negotiate in good faith and agree upon a quantity of vehicles to be produced and delivered for the subsequent 12 month period (the “Annual Term”) prior to March 31 of each year to be known as the “Target Annual Purchase Volume” herein.

根据本协议，在制造商满足 EMV 对质量、价格、配置和交货时间的要求并获得本协议项下的制造许可的前提下，双方将于每年3月31日前利用其合理的商业努力进行善意谈判 并同意在随后的 12 个月期间（“年度期限”）生产和交付的车辆数量，称为“目标年度购买量”。

In this respect it is hereby acknowledged and agreed that the Target Annual Purchase Volumes for each of the initial 30 months during the Term (as herein defined) of this Agreement – that being from each of June 1, 2021 to May 31, 2022, from June 1, 2022 to May 31, 2023 and from June 1, 2023 to May 31, 2024 (collectively, the “First Annual Terms”) - have already been agreed to and are set forth in a separate letter addendum to this Agreement which will be executed contemporaneously herewith. In this respect it is hereby also acknowledged and agreed that the Target Annual Purchase Volumes for each period shall be a combination of knock-down kits and/or complete vehicles (the ratio of knock-down kits to complete vehicles to be determined by both parties ).

在这方面，特此承认并同意，在本协议期限（如本文定义）期间的最初 30 个月中的每一个月的目标年度采购量 - 即从 2021 年 6 月 1 日到 2022 年 5 月 31 日，从 2022 年 6 月 1 日至 2023 年 5 月 31 日和 2023 年 6 月 1 日至 2024 年 5 月 31 日（统称为“第一年度条款”） - 已被同意并在本协议附加的单独信函中规定并与此同时执行。在这方面，特此也承认并同意，每个时期的目标年度采购量应为散件和/或整车的组合（散件与整车的比例由双方决定）。

Should EMV fail to be in a position to order the entire Target Annual Purchase Volume previously agreed to for an Annual Term; including for the First Annual Terms (the “Volume Shortfall”), EMV will, upon its prior receipt and approval of an accounting summary prepared by the Manufacturer respecting such Volume Shortfall, offset payment to the Manufacturer to cover any such under-utilized labor and operating expenses incurred by the Manufacture and related to the unfavorable Volume Shortfall for that Annual Term (the “Offset Payment”); with such Offset Payment being equal to by RMB ¥1,500,000 per month (i.e., RMB ¥18,000,000 per year) to cover any such under-utilized labor and operating expenses incurred by the Manufacture related to the Volume Shortfall. The amount of the Offset Payment shall be confirmed by both parties by the end of each Annual Term and settled and paid within 30 days of the end of each Annual Term. The Volume Shortfall for each Annual Term shall be determined as a percentage of the previously agreed to Target Annual Purchase Volume that has not been fulfilled by the end of its Annual Term. For example, if there is a Volume Shortfall of 10% of the total Target Annual Purchase Volume then the amount to cover the resulting under-utilization Offset Payment shall be RMB¥1,800,000”.

如果 EMV 无法采购之前商定的全年目标年度采购量，包括第一年度条款（“数量不足”），EMV 将根据其事先收到并批准的、制造商针对此类数量不足准备的会计报表，补偿制造商因数量不足带来的未充分利用的人力和运营费用（“补偿付款”）；此补偿付款为每月人民币 1,500,000 元（即每年人民币 18,000,000 元），以支付制造商因数量不足而产生的任何此类未充分利用的人力和运营费用。 补偿付款的金额应在每个年度期限结束时由双方确认，并在每个年度期限结束后的 30 天内结算和支付。每个年度期限的数量不足应确定为之前商定的年度采购量目标在年度期限结束时尚未完成部分的百分比。例如，如果存在10%的总目标年度采购量未完成，则支付的补偿付款的金额应为人民币 1,800,000 元。

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Section 4.1 Forecasts of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

全部删除《制造协议》第4.1条“预测”，并替换为以下条款：

“4.1 Forecasts

“4.1预测

On a periodic basis, EMV shall provide the Manufacturer with a latest six-month rolling forecast of Product requirements (the “Forecast”). The Forecast will be in alignment with the Target Annual Purchase Volume for that Annual Term.”.

EMV应定期向制造商提供最新的六个月产品需求滚动预测（以下简称“预测”）。预测应与年度期限内的年目标采购量保持一致。

The initial paragraph of Section 4.2 Purchaser Orders of the Manufacturing Agreement is hereby deleted in its entirety with the following paragraph being substituted in its stead:

全部删除《制造协议》第4.2条“采购订单”的第一段，并替换为以下条款：

“4.2 Purchase Orders

“4.2采购订单

EMV will order Products by issuing Purchase Orders to the Manufacturer. Each Purchase Order will include, at a minimum, quantities of Product required, the bill of materials (“BOM”) version and the price and lead-time/requested delivery dates. The Manufacturer will confirm receipt of, and accept, all Purchase Orders conforming hereto within seven business days of receipt. The Manufacturer shall base such confirmations on its manufacturing capability and spare reasonable business efforts to satisfy all Purchase Orders that substantially conform with the most recent Forecast issued by EMV. Due to the long purchase and manufacturing lead-time, EMV shall pay the Manufacturer 50% of total amount of a Purchase Order as an advance payment to relieve the financial pressure on the Manufacturer and the supply chains. EMV shall pay the Manufacturer 50% of the total amount of a Purchase Order as an advance payment within five business days upon the confirmation of the Purchase Order by the Manufacture.”.

EMV将通过向制造商发出采购订单来订购产品。每份采购订单应至少包括产品需求数量、物料清单（“BOM”）、价格和交货周期/要求交货日期。制造商在收到所有采购订单后应予以确认，并在收到后七个工作日内接受符合本协议要求的所有采购订单。制造商应根据其制造能力进行此类确认，并做出合理的商业努力，以满足与 EMV 发布的最新预测基本一致的所有采购订单。因采购及制造周期较长，为缓解制造商和供应链的资金压力，新订单需EMV支付50%的预付款。EMV应在经制造商确认订单后5个工作日内向制造商支付该笔采购订单总金额的50%作为预付款。

Section 4.3 Manufacturer Assessment of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

全部删除《制造协议》第4.3条“制造商评估”，并替换为以下条款：

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“4.3 Manufacturer Assessment

“4.3 制造商评估

Based on the Forecast, EMV and the Manufacturer shall meet at least quarterly to set and update mutually agreeable key performance targets in a variety of areas including, without limitations, annual or BOM version pricing, lead-time, quality and on-time delivery. EMV shall evaluate the Manufacturer’s performance against such targets and the parties shall use reasonable commercial efforts to agree on corrective actions as soon as possible thereafter.”.

 根据预测，EMV          和制造商应至少每季度召开一次会议，共同设定并更新各领域的关键绩效目标，包括但不限于年度定价或 BOM 定价、交货周期、质量和按时交货。EMV 应按照这些目标评估制造商的绩效，且双方应尽合理商业努力尽快商定纠正行动。”

Section 4.4 Response Time of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

 全部删除《制造协议》第  4.4   条“响应时间”，并替换为以下条款：

“4.4 Response Time

“4.4 响应时间

The Manufacturer shall use commercially reasonable efforts to manufacture and deliver Products in accordance with the Purchase Orders issued by EMV. If the Manufacturer is unable to meet the delivery schedule set forth in a Purchase Order, the Manufacturer shall notify EMV within seven business days following EMV’s issuance of such Purchase Order. If the Manufacturer subsequently becomes aware of circumstances that may lead to delays in delivery, the Manufacturer shall notify EMV as soon as reasonably possible.

 制造商应尽合理的商业努力，根据 EMV 发出的采购订单制造和交付产品。如果制造商无法满足采购订单中规定的交货计划，制造商应在 EMV 发出采购订单后的七个工作日内通知 EMV。如果制造商随后发现可能导致交货延迟的情况，制造商应在合理可能的情况下尽快通知 EMV。

The Manufacturer will make commercially reasonable efforts to deliver Products on or prior to the delivery date indicated on the Purchase Order (the “Delivery Target”). In order for a Product to be included as an on time delivery each Product needs to also meet all Specifications and quality targets. The assessment of whether the Delivery Target has been achieved shall be calculated on a per shipment basis.”.

 制造商将尽合理的商业努力，在采购订单上注明的交货日期当天或之前交付产品（“交付目标”）。为使产品按时交付，每个产品都需要满足所有技术规范要求和质量目标。应对每批交付产品进行评估，确定其是否达到交付目标。”。

Subsection 4.5.2 Order Specification Adjustment of the Manufacturing Agreement is hereby deleted in its entirety with the following subsection being substituted in its stead:

 全部删除《制造协议》第4.5.2条“订单细则调整”，并替换为以下条款：

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“4.5.2 Order Specification Adjustment

“4.5.2订单细则调整

After the Manufacturer’s acceptance of a Purchase Order, and in case of order specification adjustments made within the lead-time as set forth in each Purchase Order, EMV shall inform the Manufacturer in written form as soon as reasonably possible. The Manufacturer will use commercially reasonable efforts to meet the changes requested by EMV, and will quote any applicable charges resulting from changes in costs and lead-time associated with any such specification adjustment. EMV shall bear such charges, subject to an updated Purchase Order being signed by both parties. In the event that any such specification adjustment results in the Manufacturer accumulating stock, which is no longer suitable for use by Manufacturer in mass production, EMV shall reimburse the costs actually incurred by the Manufacturer in accumulating such stock.

 在制造商接受采购订单后，如果在各采购订单规定的交货周期内调整订单规范，EMV 应在合理可能的情况下尽快以书面形式通知制造商。制造商将尽合理的商业努力满足 EMV 要求的变更，并将对与任何此类规范调整相关的成本和交付周期变化所产生的任何适用费用进行报价。在双方对更新后的采购订单进行签字后，EMV应承担这类费用。如果任何此类规范调整导致制造商库存积累，且库存不再适合制造商在批量生产中使用，EMV 应补偿制造商因库存累积而实际产生的成本。

In order to maintain and increase levels of production quantities, the Manufacturer will work diligently to reduce the BOM costs to mitigate tariffs and reduce landed costs for Product sales in the United States and Canadian markets.

 为了维持和提高生产量，制造商将努力降低BOM成本，以减少关税，降低产品在美国和加拿大市场销售的落地成本。

If there is an opportunity or desire to make any change to a component or any part of the vehicle, for any reason, including cost savings or efficiency, this should be proposed in writing, mutually agreed, and approved prior to any implementation.”.

 如果有机会或需求对机车部件或任何部分进行任何更改，无论出于何种原因，包括节省成本或提高效率，应以书面形式提出，并在实施前征得双方同意和批准。”。

Section 5.1 Invoices and Payment of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

 全部删除《制造协议》第5.1条“发票和付款”，并替换为以下条款：

“5.1 Invoices and Payment

“5.1 发票和付款

Invoices and Payment terms for vehicles and ancillary parts and associated products and/or services will be governed by EMV’s General Purchasing Terms and Conditions document which shall form a part of all Purchase Orders and which may be inclusive of specific terms in the Purchase Orders themselves.”.

 机车和附属部件及相关产品和/或服务的发票和付款条款受 EMV 《通用采购条款和条 件》文件的制约。该文件构成所有采购订单的一部分，可能包括采购订单本身的具体条款。”。

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Section 5.2 Pricing of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

 全部删除《制造协议》第5.2条“定价”，并替换为以下条款：

“5.2 Pricing

“5.2 定价

The price of Products will be determined by both parties as agreed to in accordance with the BOM level being purchased.

 产品的价格由双方根据 BOM 采购标准商定。

The Manufacturer shall have the right to make modifications to Product pricing, upon providing EMV with not less than sixty days’ notice of any such price modification, when the price of a raw material or materials over a then six month prior period have experienced an aggregated average variation of price of not less than 5% when comparted to the window query of Chinese futures trading; provided that no such price modifications will apply to any Purchase Orders already submitted by EMV at such time or within such sixty day period.

 当一种或多种原材料的价格在过去六个月内相对于中国期货交易窗口查询价的总体平均变动率不少于 5% 时，制造商有权对产品定价进行修改，前提是需向 EMV 发出不少于六十天的价格修改通知，但该等价格修改不适用于EMV在原材料价格总体平均变动率不少于 5% 时或该等六十天通知期内提交的任何采购订单。

Subject to the above, if there is a change in either export tax or import tax or tariff policy in either China or the United States or Canada the parties will inform each other in writing as soon as possible and both parties shall discuss and agree on any price changes to be applied prior to any change in price being effective.”.

 根据上述规定，如果中国或美国或加拿大的出口税或进口税或关税政策发生变化，双方应尽快以书面形式通知对方，同时双方应在任何价格变更生效之前，讨论并商定价格变更。”。

Section 5.5 Shipping Reports of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

全部删除《制造协议》第 5.5 条“装运报告”，并替换为以下条款：

“5.5 Shipping Reports

“5.5装运报告

The Manufacturer shall provide written shipping reports to EMV for each delivery. Such reports shall include information concerning all shipments of Products on that day, including the type of Products, quantities and the name/address of shipping destination, and electronic bill of lading.”.

制造商应就每次交货向 EMV 提供书面装运报告。此类报告应包括有关当天所有装运产品的信息，包括产品型号、数量和运输目的地名称/地址以及电子提单。”

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Section 5.6 Inspection and Claim of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

全部删除《制造协议》第5.6条“检查与索赔”，并替换为以下条款：

“5.6 Inspection and Claim

“5.6 检查与索赔

EMV has the right to examine the goods on receipt at the EMV facility, and has 15 business days to notify the Manufacturer of any claim for damages on account of the condition, grade or quality of the goods, or non-conformity to the Specifications (each, a “Claim Notice”). Each Claim Notice must set forth the basis of the claim in reasonable detail. EMV acknowledges that failure to notify the Manufacturer of a claim within specified period in reasonable detail shall constitute acceptance of the goods.

EMV 有权在其场所内收到货物时对货物进行检查。如果货物状态、等级或质量存在问题或货物不符合规范要求，EMV 可在收到货后15个工作日内向制造商发出索赔通知（“索赔通知”）。每份索赔通知必须合理、详细地说明索赔的依据。EMV 认，如果未在规定期限内向制造商发出合理、详细的索赔通知，则视为接受货物。

Within 10 business days upon receiving a Claim Notice from EMV, the Manufacturer shall analyze and respond to the Claim Notice. The Manufacturer shall promptly replace or repair, at the Manufacturer’s sole expense, any defective Products arising from the assembly or manufacturing by the Manufacturer due to failure of the set Standards and Specifications within the Product Warranty Period and including, without limitation, related shipping expenses. The replacement parts are preferred to be shipped by vessel together with the next shipment of mass production Purchase Order. Shipment by air will be confirmed by both parties in emergency cases.”.

在收到 EMV 发出的索赔通知后10个工作日内，制造商应分析并响应索赔通知。对于在产品质保期内因制造商组装或制造不符合规定标准和规范而产生的任何缺陷产品，制造商应立即更换或维修，费用由制造商承担，包括但不限于相关装运费用。更换零件尽量与下批批量生产的采购订单货物一起通过船舶运输。在紧急情况下，经双方确认后，可采用空运方式。”

Section 8.1 Term of the Manufacturing Agreement is hereby deleted in its entirety with the following section being substituted in its stead:

全部删除《制造协议》第8.1条，并替换为以下条款：

“8.1 Term

“8.1 有效期”

This Agreement shall have a three-year Term commencing on June 1, 2021 and shall automatically renew for additional one year Terms unless earlier terminated by either party under this Agreement”.

本协议自2021年6月1日起生效，有效期为三（3）年，到期自动展期一年，除非任何一方根据本协议提前终止本协议。”

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Save as hereby amended, the Manufacturing Agreement remains in full force and effect as unamended. This Amendment shall form a part of the Manufacturing Agreement for all purposes, and each of the parties shall be bound hereby. From and after the execution of this Amendment by the parties, any reference to the Manufacturing Agreement shall be deemed a reference to the Manufacturing Agreement as amended hereby.

除经修订的条款外，本《制造协议》的其他条款仍具有完全效力。本修正案应构成《制造协议》的一部分，且各方应受其约束。在双方签署本修正案后，任何提及《制造协议》的情况，均应视为是指经修订的制造协议。

This Amendment constitutes the entire agreement to date between the parties and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties hereto with respect to the subject matter of this Amendment. This Amendment will ensure to the benefit of and will be binding upon the parties and their respective successors and assigns. Time will be of the essence of this Amendment. The parties hereby, jointly and severally, covenant and agree to forthwith, upon request, execute and deliver, or cause to be executed and delivered, such further and other deeds, documents, assurances and instructions as may be required by the parties or their respective counsel in order to carry out the true nature and intent of this Amendment. This Amendment may be signed by the parties in as many counterparts as may be necessary, each of which so signed being deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding the date of execution, will be deemed to bear the date as set forth on the front page of this Amendment.

本修正案构成双方迄今为止的完整协议，并取代双方之前有关本修正案标的物的所有协议、沟通、期望、谈判、陈述或理解，无论是口头的或书面的、明示的或暗示的、法定的或其他的。本修正案对双方具有约束力，并保障双方及其各自继承人和受让人的利益。时间对本修正案极为重要。双方在此共同且分别承诺并同意，将应要求，立即签署和交付或促使签署和交付另一方或其律师可能要求签署的其他契约、文件、保证和指示，以实现本修正案的真实性质和意图。本修正案可由各方根据需要签署一式多份副本。该等副本均应视为原件，且这些副本应构成同一份文书，不论何时签署，均视为签署于本修正案首页载明的日期。

We thank you in advance for your consideration of this Amendment and the Extension Payment shall be paid through onetime transfer within 30 business day after this Amendment is executed by both of us.

我方提前感谢贵方对本修正案的考虑。展期款项将在双方签署本修正案后30个工作日内一次性支付。

The parties agree to use their reasonable commercial efforts to set out any further and specific operating details required under the Manufacturing Agreement resulting from this Amendment in such supplemental agreements and understanding as may be necessary in order to better administer the Manufacturing Agreement through this Amendment going forward.

双方将就具体操作细则如设计定型的定义、研发流程、质量验收标准、售后服务等另行协商并于进一步补充协议中明确约定。

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Thank you in advance, and kindest regards,

先在此敬謝！顺颂商祺！

Electrameccanica Vehicles Corp.

Electrameccanica Vehicles Corp.公司

Per:
代表：

/s/ Paul Rivera

Signatory: Paul Rivera
签字人：Paul Rivera
Title: President and Chief Executive Officer
职位：首席执行官

The within Amendment and the payment of the Extension Payment is hereby acknowledged and accepted by Zongshen on this 23rd day of June, 2021, by:

2021年4月____日，下述人员代表宗申确认收到并接受本函件所载之修正案与提出的展期款项：

Chongqing Zongshen Automobile Industry Co., Ltd.

重庆宗申机车工业制造有限公司

Per:
代表：

/s/ Xuan Yuan Hu

Signatory:
签字人：
Title:
职位：